ORRSTOWN FINANCIAL SERVICES, INC.

77 East King Street

Shippensburg, Pennsylvania 17257

(717) 530-2602

February 8, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:    Orrstown Financial Services, Inc.

Registration Statement on Form S-4 (SEC File No. 333-229581)

Filed on February 8, 2019

Ladies and Gentlemen:

In connection with the Registration Statement on Form S-4 (the “Registration Statement”) of Orrstown Financial Services, Inc. (the “Registrant”), relating to the Registrant’s offer to exchange (the “Exchange Offer”) registered 6.0% Fixed-to-Floating Rate Subordinated Notes due 2028 (“Exchange Notes”) for any and all of the Registrant’s outstanding, unregistered 6.0% Fixed-to-Floating Rate Subordinated Notes due 2028, the Registrant hereby makes the following representations:

(1)    The Registrant is registering the Exchange Notes and making the Exchange Offer in reliance on the position of the staff of the United States Securities and Exchange Commission (the “Commission”) enunciated in the Exxon Capital Holdings Corporation (available May 13, 1988) (the “Exxon Capital Letter”), and the Morgan Stanley & Co. Incorporated (available June 5, 1991) as interpreted in the Commission’s letter to Shearman & Sterling (available July 2, 1993) no-action letters;

(2)    The Registrant has not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of the Registrant’s knowledge and belief without independent investigation, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and is not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in, the distribution of Exchange Notes. In this regard, the Registrant will disclose to each person participating in the Exchange Offer that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes, such person (i) could not rely on the staff position enunciated in the Exxon Capital Letter or interpretive letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Registrant acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

U.S. Securities and Exchange Commission

February 8, 2019

(3)    No broker-dealer has entered into any arrangement or understanding with the Registrant or an affiliate of the Registrant to distribute the Exchange Notes. The Registrant will disclose to each person participating in the Exchange Offer (through the Exchange Offer prospectus) that any broker-dealer who receives the Exchange Notes for its own account pursuant to the Exchange Offer may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes. The Registrant will also include in the letter of transmittal to be executed by each holder participating in the Exchange Offer that each broker-dealer that receives the Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes and that by so acknowledging and delivering a prospectus, the broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours,

Orrstown Financial Services, Inc.

By:	/s/ David P. Boyle
Name:	David P. Boyle
Executive Vice President and Chief Financial Officer